SEC Mail Mail Processing Section
MAR 28 2008
Washington, DC 106

SECURITIES AND EXCHANGE COMMISSION
08029614
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29446

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Canterbury Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12989 Jupiter Suite 203
(No. and Street)

Dallas (City) TX (State) 75238-3212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Raymond E. Jennison 214-349-6973
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive Suite 508 West (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 16 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond E. Jennison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Canterbury Securities, Inc., as of March 27, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

DARLA K. CAIRNES
Notary Public, State of Texas
My Comm. Expires 06-08-2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Canterbury Securities, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2007 (With Independent Auditor's Report Thereon) and Supplemental Report on Internal Control

December 31, 2007

TABLE OF CONTENTS

	Page Number
Facing Page	
Auditor's Report	1
Balance Sheet	2
Income Statement	4
Statement of Retained Earnings	5
Statement of Cash Flows	6
Statement of Changes in Stockholder's Equity	7
Notes to the Financial Statements	8
Supplementary Information	12

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

March 25, 2008

Board of Directors
First Canterbury Securities, Inc.
12989 Jupiter Road
Dallas , TX 75238-3212

I have audited the accompanying balance sheet of First Canterbury Securities, Inc. , as of December 31, 2007, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of First Canterbury Securities, Inc. as of December 31, 2007, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA

First Canterbury Securities, Inc.
BALANCE SHEET
As of December 31, 2007

ASSETS

CURRENT ASSETS		
Cash In Bank	$	39,474.59
Investments		331,703.88
Accounts Receivable		20,117.94
Total Current Assets		391,296.41
PROPERTY AND EQUIPMENT		
Equipment		71,994.26
Less: Accumulated Depreciation		(57,937.00)
Net Property and Equipment		14,057.26
TOTAL ASSETS	$	405,353.67

First Canterbury Securities, Inc.
BALANCE SHEET
As of December 31, 2007

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	301.00
Accrued Payroll		1,100.25
Current Portion Long Term Debt		5,354.03
Total Current Liabilities		6,755.28
LONG-TERM LIABILITIES		
Note Payable		2,097.99
Shareholder Advance		5,917.21
Total Long-Term Liabilities		8,015.20
Total Liabilities		14,770.48
STOCKHOLDERS' EQUITY		
Capital Stock		1,000.00
Paid in Excess		55,682.00
Retained Earnings		333,901.19
Total Stockholders' Equity		390,583.19
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	405,353.67

First Canterbury Securities, Inc.
INCOME STATEMENT

		12 Months Ended December 31, 2007
Sales		
Commissions Earned	$	257,084.88
Capital Gain Distrbutions		24,964.35
Mart to Martket Adjustments		(34,131.74)
Interest Income		1,170.83
Dividend Income		3,534.44
Gain(loss) on security trading		(1,019.00)
Miscellaneous Income		35,009.14
Less Returns & Allowances		0.00
Total Sales		286,612.90
Gross Profit		286,612.90
Operating Expenses		
Automobile Expense		9,551.13
Bank Service Charges		75.00
Continuing Legal Education		2,026.47
Commission Expense		76,768.53
Contributions		75.00
Dues and Subscriptions		1,788.35
Insurance		1,502.60
Loan Interest Expense		588.29
Advertising		3,792.87
Promotional Expense		13,465.87
Licenses		(119.93)
Regulations Fees		1,600.00
Miscellaneous		209.00
Postage and Delivery		1,007.50
Rent		2,783.88
Repairs and Maintenance		3,315.15
Telephone		238.73
Entertainment		1,204.36
Travel		11,192.54
Utilities		3,960.02
Research Expense		8,699.54
Office Supplies		19,636.65
Payroll Expenses		54,009.31
Employee Benefits		193.77
Pension Plan		14,000.00
Professional Fees		16,561.58
Depreciation Expense		7,290.75
Taxes		998.44
Total Operating Expenses		256,415.40
Operating Income (Loss)		30,197.50
Net Income (Loss)	$	30,197.50

See Accountant's Audit Report

First Canterbury Securities, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended December 31, 2007
Beginning of Period	$ 303,703.00
Plus: Net Income	$ 30,197.50
Plus: Other	$ 0.69
Less: Dividends Paid	0.00
RETAINED EARNINGS END OF PERIOD	$ 333,901.19

See Accountant's Audit Report

First Canterbury Securities, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2007

		2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	30,197.50
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Prior Period Adjustment		1,101.19
Depreciation and Amortization		7,290.75
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Investments		18,436.12
Accounts Receivable		5,902.06
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		(9,731.00)
Accrued Liabilities		0.00
Total Adjustments		22,999.12
Net Cash Provided Bv (Used in) Operating Activities		53,196.62
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures		(2,750.26)
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided Bv (Used In) Investing Activities		(2,750.26)
CASH FLOWS FROM FINANCING ACTIVITIES		
Notes Payable Borrowings		6,464.23
Notes Payable Repayments		(17,548.00)
Proceeds From Sale of Stock		0.00
Treasury Stock		0.00
Net Cash Provided By (Used In) Financing Activities		(11,083.77)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		39,362.59
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		112.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	39,474.59

See Accountant's Audit Report

First Canterbury Securities, Inc.
Statement of Changes in Stockhoder's Equity
For the Year Ended December 31, 2007

	Common Stock	Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2007	$ 1,000	$ 55,682	$ 304,814	$ 361,496
Net Income for the year ended December 31, 2007	-		30,198	30,198
Capital Transactions	0	0	0	0
Prior Period Adjustment	-	-	(1,110)	(1,110)
Balance at December 31, 2007	$ 1,000	$ 55,682	$ 333,902	$ 390,584

See Accountants' Audit Report

FIRST CANTERBURY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

First Canterbury Securities, Inc. (the Company) was incorporated in the State of Texas effective September 1, 1982 and subsequently elected "S" Corporation status for federal income tax purposes. The Company has adopted a calendar year.

Description of Business

The Company, located in Dallas, Texas, is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the transaction date reported by the clearing firm through submitted commission statements.

Depreciation

Depreciation is calculated using an accelerated method, the double declining balance.

Income taxes

Effective January 1, 2002, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1, however, the net capital computation per the audited report found $18,118 in accounts receivable to be allowable and included an undue concentration charge of $17,597, both material changes to the unaudited Part IIA of the FOCUS report; the net effect of these changes caused no material difference in reported net capital. Other than these changes and the minor adjustments set forth herein, there were no material inadequacies found to exist or found to have existed since the date of the previous audit.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

The Company leases office space from its sole shareholder on a month-to-month basis. During 2007, the Company paid $2,783.88 under this arrangement.

As of December 31, 2007, the Company owed its sole stockholder $5,917.21 on a non-interest bearing, unsecured loan.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2007, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE F – PRIOR PERIOD ADJUSTMENT

The prior period adjustment represented an amount of $1,110 of unrecorded liabilities. The effect of the adjustment represented was an increase in shareholder advances in $1,110; the adjustment had no impact on net income in the year ended December 31, 2006. The adjustment had no impact on net income in the year ended December 31, 2007.

NOTE G – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	38,825
Furniture and equipment	3 – 7 years		28,183
Leasehold improvements	7 years		4,986
			71,994
Less – accumulated depreciation			(57,937)
Total		$	14,057

Depreciation expense was $7,290.75 for the year December 31, 2007 and is included in the operating expenses in the accompanying statement of income.

NOTE H – NOTE PAYABLE

At December 31, 2007, note payable was comprised of the following:

Note payable to Lexus Financial Services. The interest rate at December 31, 2007, was 5.75%. Principal and accrued interest is payable monthly. The note matures April, 2009. The note is secured by an automobile.

Principal of the note referred to above becomes due as follows:

Year		Amount
2008	$	5,354
2009		2,098
Total	$	7,452

Interest expense on the note payable for the year ended December 31, 2007 was $588.29.

NOTE I – ADVERTISING

The advertising expense for the year was $3,792.87; the entire amount was expensed as incurred.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2007

First Canterbury Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2007

Computation of Net Capital

Total Stockholder's equity:		$ 390,583.19
Nonallowable assets:		
Property and equipment	14,057.00	
Accounts receivable – other	2,000.00	(16,057.00)
Other Charges		
Haircuts	49,756.58	
Undue Concentration	17,596.79	(67,353.37)
Net allowable capital		$ 307,172.82

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 985.19
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000.00
Net capital requirement	$ 50,000.00
Excess net capital	$ 257,172.82

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 14,770.48
Percentage of aggregate indebtedness to net capital	4.81%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2007	$ 307,503.00
Adjustments:	
Change in Equity (Adjustments)	(4,489.00)
Change in Non-Allowable Assets	21,757.00
Change in Charges to NCC	(17,596.00)
NCC per Audit	307,174.00
Reconciled Difference	$ (0.00)

First Canterbury Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2007

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Legent Clearing, Inc.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2007	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2007	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2007

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

March 24, 2008

Board of Directors
First Canterbury Securities, Inc.
12989 Jupiter Road
Dallas, TX 75238-3212

In planning and performing my audit of the financial statements and supplemental schedules of Elite Securities, Inc. for the year ended December 31, 2007, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

END